NO ACT

10
2-4-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



March 2, 2011

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-02-2011

Re: The Boeing Company
Incoming letter dated February 4, 2011

Dear Mr. Lohr:

This is in response to your letter dated February 4, 2011 concerning the shareholder proposal submitted to Boeing by David Watt. On January 28, 2011, we issued our response expressing our informal view that Boeing could not exclude the proposal from its proxy materials for its upcoming annual meeting because we were unable to conclude that Boeing had met its burden of establishing that Boeing could exclude the proposal under rule 14a-8(i)(3). You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain the meaning of "executive pay rights" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***



Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

February 4, 2011

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Request for Reconsideration: Shareholder Proposal Concerning Executive Stock Retention by David Watt for Inclusion in The Boeing Company 2011 Proxy Statement

Dear Sir or Madam:

On December 21, 2010, The Boeing Company ("Boeing," the "Company," "we" or "us") submitted a letter (the "Initial Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a shareholder proposal and statements in support thereof (collectively, the "Proposal") received from David Watt (the "Proponent"). The Initial Request indicated, among other things, our belief that the Proposal could be excluded from the Proxy Materials because it is impermissibly vague and indefinite pursuant to Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended.

On January 28, 2011, the Staff issued a response to the Initial Request stating that, based on the arguments presented, it was unable to concur in our view that the Company may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(3). A copy of the Staff's response, which includes the Initial Request, is attached hereto as **Exhibit A**. A copy of the Proposal is attached hereto as **Exhibit B.**

We continue to believe that the Proposal is false and misleading because the Proposal (including the supporting statements) is so inherently vague or indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine the intended effect of implementing the Proposal or to determine with any reasonable certainty exactly what actions or measures the Proposal requires. In light of the Staff's January 28, 2011 letter, we are submitting this Request for Reconsideration and address more fully below the aspects of the Proposal that we believe are vague, false and misleading.



Accordingly, we request that the Staff reconsider its January 28, 2011 response and concur in our view that the Proposal is excludable under Rule 14a-8(i)(3).

BASIS FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14A-8(I)(3) BECAUSE THE PROPOSAL IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE INHERENTLY MISLEADING

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As stated in the Initial Request, the second paragraph of the Proposal appears to call for certain actions, but the nature of what is included in the actions called for by the Proposal is unclear. Because of the vague and indefinite nature of the Proposal, a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote and, further, it is unclear what actions the Proponent intends for the Company to take if the Proposal were adopted.

Specifically, in the first sentence of the second paragraph, the Proposal states that the Company, in adopting the Proposal, should encourage and negotiate with senior executives to "request that they relinquish, for the common good of all shareholders, preexisting **executive pay rights**, if any, to the fullest extent possible" (emphasis added). The Proposal does not define "executive pay rights" nor does it limit the specified request to any specific "executive pay right." This language is unclear and subject to multiple reasonable interpretations. In fact, the Staff recently determined that identical proposals submitted to *Motorola, Inc.* (Jan. 12, 2011), *The Allstate Corporation* (Jan. 18, 2011) and *Alaska Air Group, Inc.* (Jan. 20, 2011) could each be excluded pursuant to Rule 14a-8(i)(3) because the proposal failed to "sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Company's compensation program consists of numerous "executive pay rights" that are or have been provided or granted to its executives, including, (1) the right to receive a base salary, (2) the right to receive cash performance or incentive-based awards, (3) the right to receive awards of stock options, restricted stock units and performance stock units, and (4) the right to participate in healthcare plans, life and disability plans and retirement plans. The Proposal requests that senior executives be encouraged to relinquish these executive pay rights "for the common good of all shareholders." However, because the term "executive pay rights" is vague and undefined, neither the Company nor shareholders would be able to determine what action this prong of the Proposal requires.

Read literally, the Proposal could be read to request that senior executives be encouraged to relinquish <u>all</u> executive pay rights, which could include rights under all of the arrangements listed above and could encompass other compensation arrangements. A literal reading of the Proposal leads to a number of significant questions about the meaning of, and scope of action required to implement, the Proposal. For example, the Proposal could be understood to require



the Company to ask each executive to relinquish (that is, surrender for cancellation) all of their outstanding and accrued awards and benefits that have not yet been paid. Alternatively, the Proposal could be requesting that the executives waive certain rights, including, but not limited to, a reduction or elimination of base salaries and/or cash based pay-for-performance awards. If the Proposal is intended to relate to only certain executive pay rights however, there is no guidance as to which executive pay rights the Company's senior executives would be requested to relinquish. Thus, a literal reading of the Proposal presents numerous possible alternatives for implementing the Proposal.

Each of the points addressed above highlights that there are multiple reasonable interpretations of the plain language of the Proposal and each evidences how neither shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. If the Company were to attempt to implement the Proposal by selecting one of several possible interpretations, any actions taken in attempting to implement that interpretation could be significantly different from the actions envisioned by shareholders voting on the Proposal.

The Staff has concurred with the exclusion of a variety of shareholder proposals with vague terms or references, including proposals regarding changes to compensation policies and procedures. *See Prudential Financial Inc.* (Feb. 16, 2007) (concurring with the exclusion of a proposal requiring shareholder approval for certain senior management incentive compensation programs because the proposal was vague and indefinite); *Woodward Governor Co.* (Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management ... based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced). In *General Electric Co.* (Feb. 5, 2003), the proposal sought "shareholder approval for all compensation for Senior Executives and Board members" which exceeded certain thresholds. There, the Staff concurred with the Company's argument that the proposal was vague because shareholders would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be to understand which types of compensation the proposal would have affected.

Most recently, the Staff determined that identical proposals submitted to *Motorola, Inc.*, *The Allstate Corporation* and *Alaska Air Group, Inc.* could each be excluded pursuant to Rule 14a-8(i)(3) as discussed above. As the Proposal is identical to the proposals in *Motorola, Inc.*, *The Allstate Corporation* and *Alaska Air Group, Inc.*, the same reasoning should apply in the instant case. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

For these reasons, we continue to believe the Proposal is inherently vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3) under the Act.

* * *

For the reasons set forth above, we continue to believe that the Proposal can be excluded from the Proxy Materials as impermissibly vague and indefinite pursuant to Rule 14a-8(i)(3).



Based on the Initial Request and the additional analysis and the precedent set forth above, including the Staff's recent determinations in *Motorola, Inc., The Allstate Corporation* and *Alaska Air Group, Inc.*, we request that the Staff reconsider its January 28, 2011 response and permit the exclusion of the Proposal. We respectfully request expeditious consideration of our request by February 28, 2011, as the Company is scheduled to begin printing the Proxy Materials on or about March 7, 2011.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Very truly yours,

Michael F. Lohr
Corporate Secretary

Enclosures

cc: David Watt
John Chevedden


BOEING

Exhibit A

Staff Response



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

January 28, 2011

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Re: The Boeing Company
Incoming letter dated December 21, 2010

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2010 concerning the shareholder proposal submitted to Boeing by David Watt. We also have received letters on the proponent's behalf dated December 29, 2010, January 11, 2011, and January 24, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2010

The proposal urges that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding the policy. The proposal also "comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible."

We are unable to conclude that Boeing has met its burden of establishing that Boeing may exclude the proposal under rule 14a-8(i)(3). Based on the arguments you have presented, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Boeing Company (BA)
Executives To Retain Significant Stock
David Watt

Ladies and Gentlemen:

This further responds to the December 21, 2010 request to avoid this rule 14a-8 proposal and thereby reverse *Myland Inc.* (March 12, 2010) which is a similar proposal and is attached. Like the *Myland* proposal (cured) this proposal only requires application to compensation awards made in the future.

This rule 14a-8 proposal states (emphasis added):

[BA: Rule 14a-8 Proposal, November 11, 2010]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. ***As a minimum this proposal asks for a retention policy going forward.***

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy. In the alternative this is to request that one word, "equity," be repeated for the third time in the rule 14a-8 proposal resolved statement, as illustrated by the word equity being repeated and highlighted in the proposal below:

[BA: Rule 14a-8 Proposal, November 11, 2010]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through **equity** pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive ***equity*** pay rights, if any, to the fullest extent possible. ***As a minimum this proposal asks for a retention policy going forward.***

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of **equity** pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

Repeating a word for the third time would seem to be the most minor of revisions ever permitted under rule 14a-8, if granted.

The sentence, "As a minimum this proposal asks for a retention policy going forward" seems to be consistent with *Mylan Inc.* (March 12, 2010), which was attached earlier.

The second paragraph of the proposal concludes with "As a minimum this proposal asks for a retention policy going forward" and includes incidental text that merely gives management discretion and encouragement to accelerate the proper adoption of the proposal, which is incidental to the proposal: "This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights [regarding equity pay programs], if any, to the fullest extent possible." It concludes with "As a minimum this proposal asks for a retention policy going forward."

Based on the text of this incidental paragraph, that merely gives management discretion and encouragement for the secondary act of accelerating the proper adoption of the proposal, the company produces far-fetched questions about penalties for executives, mandatory unilateral acts by executives and whether the proposal would apply to former executives.

The company claims nonetheless that the paragraph to give management discretion and encouragement to accelerate the proper adoption of the proposal would "offer a menu of contradictory options to shareholders." Again this paragraph ends with, "As a minimum this proposal asks for a retention policy going forward."

The company claims that "75% of net after-tax stock" of "stock acquired through equity pay programs" results in "multiple potential interpretations." However the company is careful to not say multiple *reasonable* interpretations. Then the company asks whether the proposal would apply to 75% of each class of stock awards. This is like asking when there is a law to register cars and a person has two cars, does the law apply to both cars.

The company states that "a shareholder considering how to vote on the Proposal could reasonably wish to include all classes and types of equity awards as part of the Proposal in an effort to align senior executives' interests with their own to the greatest extent possible" and then the company does not discuss how this proposal can be interpreted to met this objective put forth by the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

In the alternative this is to request that one word, "equity", be repeated for the third time in the rule 14a-8 proposal resolved statement, as illustrated by the word equity being repeated and highlighted in the proposal above.

Sincerely,

John Chevedden

cc:
David Watt
Dana Krueger <Dana.Krueger2@boeing.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Boeing Company (BA)
Executives To Retain Significant Stock
David Watt

Ladies and Gentlemen:

This further responds to the December 21, 2010 request to block this rule 14a-8 proposal and thereby reverse *Myland Inc.* (March 12, 2010) which is a similar proposal and is attached. Like the *Myland* proposal (cured) this proposal only requires application to compensation awards made in the future.

This rule 14a-8 proposal states (emphasis added):

[BA: Rule 14a-8 Proposal, November 11, 2010]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. ***As a minimum this proposal asks for a retention policy going forward.***

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

The sentence, "As a minimum this proposal asks for a retention policy going forward" seems to be consistent with *Mylan Inc.* (March 12, 2010), which is attached.

The second paragraph of the proposal concludes with "As a minimum this proposal asks for a retention policy going forward" and includes incidental text that merely gives management discretion and encouragement to accelerate the proper adoption of the proposal, which is incidental to the proposal: "This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights [regarding equity pay programs], if any, to the fullest extent possible." It concludes with "As a minimum this proposal asks for a retention policy going forward."

Based on the text of this incidental paragraph, that merely gives management discretion and encouragement for the secondary act of accelerating the proper adoption of the proposal, the company produces far-fetched questions about penalties for executives, mandatory unilateral acts by executives and whether the proposal would apply to former executives.

The company claims nonetheless that the paragraph to give management discretion and encouragement to accelerate the proper adoption of the proposal would "offer a menu of contradictory options to shareholders." Again this paragraph ends with, "As a minimum this proposal asks for a retention policy going forward."

The company claims that "75% of net after-tax stock" of "stock acquired through equity pay programs" results in "multiple potential interpretations." However the company is careful to not say multiple *reasonable* interpretations. Then the company asks whether the proposal would apply to 75% of each class of stock awards. This is like asking when there is a law to register cars and a person has two cars, does the law apply to both cars.

The company states that "a shareholder considering how to vote on the Proposal could reasonably wish to include all classes and types of equity awards as part of the Proposal in an effort to align senior executives' interests with their own to the greatest extent possible" and then the company does not discuss how this proposal can be interpreted to met this objective put forth by the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc:
David Watt
Dana Krueger <Dana.Krueger2@boeing.com>

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mylan Inc.
Incoming letter dated January 13, 2010

The proposal urges the compensation committee of the board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment and to report to shareholders regarding the policy.

There appears to be some basis for your view that Mylan may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Mylan to breach existing compensation agreements and require Mylan to impose restrictions on transferability of shares already issued. It appears that these defects could be cured, however, if the proposal were revised to state that it applies only to compensation awards made in the future. Accordingly, unless the proponent provides Mylan with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Mylan omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Mylan may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Mylan may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

Table of Contents



April 5, 2010

Dear Shareholder:

You are cordially invited to attend the 2010 Annual Meeting of Shareholders of Mylan Inc., which will be held at 9:30 a.m. (Pacific time) on May 14, 2010, at the Intercontinental — Mark Hopkins Hotel, One Nob Hill, in San Francisco, California. Details about the business to be conducted at the Annual Meeting are described in the accompanying Notice of Annual Meeting and Proxy Statement.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares you own. Whether or not you currently plan to attend, you can ensure that your shares are represented and voted at the Annual Meeting by promptly signing, dating and returning the enclosed proxy card. A return envelope, which requires no additional postage if mailed in the United States, is enclosed for your convenience. Alternatively, you may vote over the Internet or by telephone by following the instructions set forth on the enclosed proxy card.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Robert J. Coury
Chairman and Chief Executive Officer

Table of Contents

Finally, an advisory vote is not necessary because Mylan shareholders already have an efficient and effective method of communicating directly with the Board and its Compensation Committee. Shareholders may communicate with any member or committee of the Mylan Board (including the Compensation Committee or the Board generally) as described on page 38 under the heading "Communications with Directors." By contacting the Board or members of the Compensation Committee directly, shareholders can directly express, with specificity, clarity and accuracy, their concerns regarding the Company's compensation policies and practices to those charged with designing and administering Mylan's executive compensation program. The Board believes that an advisory vote, which would not provide the Board with particular and sufficient information to address specific shareholder concerns, is not an effective or meaningful method for shareholders to communicate their views regarding executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THE SHAREHOLDER PROPOSAL.

ITEM 4 — SHAREHOLDER PROPOSAL — RETENTION OF EXECUTIVE EQUITY COMPENSATION

The American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan, 1625 I Street, N.W., Washington, D.C. 20036-5687, a beneficial holder of 2,100 shares of Mylan common stock, has given notice of its intention to introduce the following resolution at the Annual Meeting:

RESOLVED, that shareholders of Mylan urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before Mylan's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy shall apply to future grants and awards of equity compensation and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation is an important component of senior executive compensation at Mylan. According to Mylan's 2009 proxy statement, option and equity awards represented approximately 42 to 48% of the total direct compensation value provided to named executive officers in 2008, and these awards align executive interests with those of shareholders. In the last three years, Mylan's named executive officers have acquired more shares through vesting and option exercises than the shares they own outright. They have exercised over 2,367,039 options and acquired 627,546 shares through vesting for realized value over $32.8 million while owning 768,626 shares outright, along with 2,803,196 shares in options. We believe that the alignment benefits touted by Mylan are not being fully realized.

We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, "Skin in the Game," CFO Magazine (March 1, 2008))

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on Mylan's long-term success and would better align their interests with those of Mylan shareholders. In the context of the current financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2009 report by the Conference Board Task Force on Executive Compensation stated that hold-to-retirement requirements give executives "an evergrowing incentive to focus on

[BA: Rule 14a-8 Proposal, November 11, 2010]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status and the 787 Dreamliner supplier chain performance.

Please encourage our board to respond positively to this proposal. Executives To Retain Significant Stock – Yes on 3.*

Notes:
David Watt, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Boeing Company (BA)
Executives To Retain Significant Stock
David Watt

Ladies and Gentlemen:

This responds to the December 21, 2010 request to block this rule 14a-8 proposal.

The company objects to the second paragraph of the proposal below (emphasis added). This section of the proposal is a flexible part of the proposal to encourage management to accelerate the implementation of the proposal. And the second paragraph concludes with, "As a minimum this proposal asks for a retention policy going forward."

[BA: Rule 14a-8 Proposal, November 11, 2010]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

The sentence, "As a minimum this proposal asks for a retention policy going forward" seems to be consistent with *Mylan Inc.* (March 12, 2010) which is attached.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc:
David Watt
Dana Krueger <Dana.Krueger2@boeing.com>

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mylan Inc.
Incoming letter dated January 13, 2010

The proposal urges the compensation committee of the board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment and to report to shareholders regarding the policy.

There appears to be some basis for your view that Mylan may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Mylan to breach existing compensation agreements and require Mylan to impose restrictions on transferability of shares already issued. It appears that these defects could be cured, however, if the proposal were revised to state that it applies only to compensation awards made in the future. Accordingly, unless the proponent provides Mylan with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Mylan omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Mylan may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Mylan may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

[BA: Rule 14a-8 Proposal, November 11, 2010]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status and the 787 Dreamliner supplier chain performance.

Please encourage our board to respond positively to this proposal. Executives To Retain Significant Stock – Yes on 3.*

Michael F. Lohr
Vice President &
Assistant General Counsel
and Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 21, 2010


BOEING

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Concerning Executive Stock Retention by David Watt for Inclusion in The Boeing Company 2011 Proxy Statement

Dear Sir or Madam:

On November 10, 2010, The Boeing Company ("Boeing," the "Company," "we" or "us") received a shareholder proposal and statements in support thereof (the "Proposal") from David Watt (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2011 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A.** The Company believes that it may properly omit the Proposal from the Proxy Materials for the reasons discussed below, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

The Company intends to file the definitive Proxy Materials on or about March 18, 2011. In accordance with Staff Legal Bulletin No. 14D, this letter and its attachments are being transmitted by electronic mail. A copy will also be sent to the Proponent.

THE PROPOSAL

The Proposal relates to retention of executive pay and states, in relevant part:

> *Resolved, Shareholders urge that our executive pay committee adopt a policy requiring that senior*

executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.



Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock.

BASIS FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2011 PROXY MATERIALS PURSUANT TO RULE 14A-8(I)(3) BECAUSE THE PROPOSAL IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE INHERENTLY MISLEADING

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In recent years, the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 14, 2004). The Staff has previously allowed the exclusion of proposals that "would be subject to differing interpretation both by shareholders voting on the proposal and the [c]ompany's board in implementing the proposal, if adopted, with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposal." *Exxon Corporation* (Jan. 29, 1992); *see also Philadelphia Electric Company* (July 30, 1992). More recently, in *General Electric Company* (Jan. 26, 2009), a proposal was found excludable by the Staff as vague and indefinite.

Furthermore, the Staff has deemed a proposal to be impermissibly vague or indefinite where the resolution clause calls for the company to consider or abide by a standard or set of guidelines without describing the substantive provisions of the standard or guidelines. *See, e.g., Schering-Plough Corporation* (Mar. 7, 2008) (permitting exclusion of a proposal requesting that the board adopt a bylaw to provide for an independent lead director, using the standard of independence set by the Council of Institutional Investors where the proposal did not include the Council of Institutional Investors' definition of independence); *Smithfield Foods, Inc.* (July 18, 2003) (permitting exclusion of a proposal requesting that management prepare a report based upon the "Global Reporting Initiative" guidelines where the proposal did not contain a description of said guidelines); *Johnson & Johnson* (Feb. 7, 2003) (permitting exclusion of a proposal requesting adoption of the Glass Ceiling Commission's business recommendations where the proposal did not contain a description of the recommendations). The Commission has also acknowledged the importance of precisely specifying standards and guidelines relating to the aggregation of ownership interests for purposes of collective shareholder action. *See* SEC Release No. 33-9046 (File No. S7-10-09; June 10, 2009) (proxy access proposal mandates proof of beneficial ownership by shareholders on Schedule 14N).

BOEING

The Proposal is impermissibly vague and indefinite so as to be inherently misleading because:

- internal inconsistencies within the Proposal lead to multiple interpretations regarding the identity of equity awards which are the subject of the Proposal; and
- the Proposal is subject to multiple interpretations regarding the meaning of "significant" stock retention for executives as well as which shares should be included in the calculation.

The Proposal may be subject to differing, and in some cases conflicting, interpretation both by shareholders voting on the Proposal and the Company's board in implementing the Proposal because it is internally inconsistent.

Although the Staff has ruled on proposals concerning executive share retention policies in the past, the Company is unaware of a proposal on this topic formulated in the manner set forth in the Proposal. Namely, the third and fourth sentences of the Proposal provide:

> *This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.*

The third sentence appears to require the Company to engage in negotiations with senior executives to request the senior executives to relinquish

BOEING

pre-existing executive pay rights. The third sentence is subject to multiple interpretative questions. For example, what would constitute "all practicable steps" to satisfy the Proposal? Would actions designed to penalize the senior executive be required if a senior executive did not unilaterally modify pre-existing contractual executive pay rights? Would the Company be required to consider offering additional cash or equity compensation to senior executives in return for the senior executives' agreement to modify *pre-existing* contractual executive pay rights? Furthermore, which "senior executives" would the Company be asked to approach in this regard? Would this requirement cover both current and former (that is, those within the two-year post-employment retention period) senior executives?

Acknowledging the inherent uncertainty in the Proposal, the Proponent indicates in the fourth sentence, "*As a minimum this proposal asks for a retention policy going forward.*" The Proposal taken as a whole however, does not merely ask shareholders to vote on the Proposal on a forward-looking, prospective basis. Rather, the Proposal leaves shareholders an internally inconsistent message, subject to multiple interpretations, including those noted above. The differences among these interpretations are likely to be significant to a shareholder considering how to vote on the Proposal. In particular, the Proposal seems to offer a menu of contradictory options to shareholders, without giving either the shareholders considering the Proposal or the Company implementing the Proposal any indication as to which options on the menu are to be selected.

Accordingly, while some shareholders may support the general concept of senior executive stock retention, given the ambiguities in the wording of the Proposal, these shareholders would not be certain as to which interpretation of the Proposal they would be voting to approve. As a result, neither the Company nor its shareholders could know exactly what is being voted upon and the Proposal may be excluded under Rule 14a-8(i)(3).

The Proposal is subject to multiple interpretations regarding the meaning of significant stock retention for senior executives.

The third sentence of the Proposal indicates that for purposes of determining what constitutes significant stock retention, "*[s]hareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock.*"

Any attempt to comprehend what constitutes "75% of net after-tax stock" also results in multiple potential interpretations. For example, is the 75% of net after-tax stock intended to include 75% of *each class* of award (*i.e.*, 75% of options *and* 75% of restricted stock awards) or does the Proposal require measurement on an *aggregate basis* (any combination of awards exercisable for 75% in the aggregate)? Does the Proposal's "75% of net after-tax stock" include both vested and unvested awards? Only vested awards? Only vested and exercised awards? Stock contributed to an executive's 401(k) plan via a company-wide matching program? If an award provides for a "cashless exercise" feature, how is the "75% of net after-tax stock" calculation implicated? Further, if the policy is interpreted so as only to apply to future grants, would the base of equity pay constituting the denominator for the 75% calculation also only apply to future grants, or would prior equity awards count as well?

BOEING

Other interpretations or combinations of the aforementioned interpretations are also possible. The multiplicity of different interpretations makes it obvious, however, that shareholders voting on the Proposal will have no clear idea as to what they are being asked to approve. It is one thing to ask shareholders to leave certain implementation details to the discretion of the implementing authority (in this case, the Board's Compensation Committee). It is quite different, however, to leave so many aspects of the Proposal undefined as to preclude shareholders from envisioning even the broad outlines of a final policy.

The differences among these interpretations are likely to be significant to a shareholder considering how to vote on the Proposal. On one hand, a shareholder considering how to vote on the Proposal could reasonably wish to include all classes and types of equity awards as part of the Proposal in an effort to align senior executives' interests with their own to the greatest extent possible. On the other hand, a shareholder considering how to vote on the Proposal could reasonably believe that a less inclusive approach is preferable to attract and retain talented senior executives by less restrictive compensation policies. Accordingly, while shareholders may support the general concept of senior executive stock retention, given the ambiguities in the wording of the Proposal, shareholders would not be certain as to which interpretation of the Proposal they would be voting to approve.

As the United States District Court for the Southern District of New York has stated in interpreting the predecessor to Rule 14a-8(i)(3), "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *The New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also Intl Bus. Machines Corp* (Feb. 2, 2005). By the sheer variance of how one interprets the Proposal, the shareholders of the Company simply cannot "know precisely the breadth of the proposal on which they are asked to vote." Just as it was unclear whether the proposal in *General Electric* applied to management and/or the board of the company in addition to shareholders, it is unclear which equity awards are included in the Proposal. Consistent with Staff precedent, the Proposal should be excludable because the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Legal Bulletin 14B; *see also Boeing Corp.* (Feb. 10, 2004); *Capital One Financial Corp.* (Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company believed that its shareholders "would not know with any certainty what they are voting either for or against").

In addition, like the excludable proposals in *Schering-Plough*, *Smithfield Foods* and *Johnson & Johnson*, the Proposal is excludable because it calls for the Company to abide by a standard without providing a clear description of how the standard should be implemented. Given the lack of guidance contained within the Proposal, the Company would not be able to determine with any reasonable certainty exactly what actions or measures would be required to implement the Proposal (if adopted). Consequently, the Proposal should be excludable as vague and indefinite.

BOEING

It is not enough for the Proposal to simply articulate a general concept—in this case, stock retention by employees; the Proposal must also ensure that it does not confuse shareholders as to how that general concept is to be implemented. Here, for example, the operative language of the Proposal is unclear with respect to the application of the retention policy to all equity awards or only prospective awards. Moreover, neither the Company's shareholders nor its board of directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal.

For these reasons, we believe the Proposal is inherently vague and indefinite and may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(3). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

* * *

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Very truly yours,

Michael F. Lohr
Corporate Secretary

Enclosures

cc: David Watt
John Chevedden

Exhibit A

The Proposal and All Related Correspondence


BOEING

David Watt

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

Dear Mr. McNerney,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

David R Watt 11-10-10
David Watt Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829

[BA: Rule 14a-8 Proposal, November 11, 2010]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status and the 787 Dreamliner supplier chain performance.

Please encourage our board to respond positively to this proposal. Executives To Retain Significant Stock – Yes on 3.*

Notes:
David Watt, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

charles SCHWAB

Redmond Branch
8862 161st Ave NE Ste 108 Redmond WA 98052
tel (800) 435 4000

November 11, 2010

Re: Account Number *** FISMA & OMB Memorandum M-07-16 ***

DAVID R WATT

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Watt,

This is to confirm that you currently hold over 200 shares of the Boeing Company (BA) stock in your account and that you have continuously held these shares since before September 1, 2008.

If you require any further information please contact us at 800-435-4000.

Thank you.

Sincerely,

Shalina Marlos
Associate Financial Consultant
Charles Schwab & Co. Inc.

ABM-055
LWK
11/11/10


BOEING

Exhibit B

The Proposal

[BA: Rule 14a-8 Proposal, November 11, 2010]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status and the 787 Dreamliner supplier chain performance.

Please encourage our board to respond positively to this proposal. Executives To Retain Significant Stock – Yes on 3.*